UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 6, 2012

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release   **ANGLOGOLD ASHANTI SUSPENDS MPONENG OPERATIONS**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

News Release

6 November 2012

AngloGold Ashanti Suspends Mponeng Operations

(Johannesburg) – Following a second sit-in by dayshift employees yesterday at AngloGold Ashanti's Mponeng mine, management has again been forced to halt mining and processing activity. The purported reason for these sit-ins relate to the timing of the payment of a safety incentive, planned for tomorrow, 7 November.

These sit-ins follow the unprotected strike, which started on 25 September and did not end as hoped on 26 October when employees returned to work. Since then, a strike, a series of underground sit-ins, acts of vandalism and threats of violence have prevented the mine from operating normally.

AngloGold Ashanti has been placed in a position where it cannot continue allowing employees to proceed to work, given that the safety of employees and underground assets cannot be assured. Striking employees at Mponeng will receive no pay while this situation persists.

Management intends to continue engagement with a wide range of employee representatives and will seek assurances that there will not be a repeat of recent events before reassessing the situation. AngloGold Ashanti will also cooperate fully with authorities to ensure criminal acts are investigated and internal disciplinary procedures followed where necessary.

Meanwhile, work has continued as normal at AngloGold Ashanti's remaining South African mines: Savuka and TauTona, in the West Wits region, and Great Noligwa, Kopanang, Moab Khotsong, Mine Waste Solutions and the Surface Operations, all in the Vaal River region. These operations continue the process of ramping up to full production.

About AngloGold Ashanti's South African Operations

AngloGold Ashanti's South African operations accounted for approximately 32% of total group production during the first half of the year. This figure is inclusive of contractors and those working on two major capital projects under way at the Moab Khotsong and Mponeng mines. Under normal operating conditions, the Vaal River region typically accounts for about 40% of AngloGold Ashanti's South African gold production and all of the group's uranium production. The West Wits accounts for the balance.

AngloGold Ashanti is a member of the gold industry's collective wage bargaining unit at the Chamber of Mines and as such is committed to addressing demands regarding pay and other substantive issues through this framework. At present, the gold industry is in the second year of a two-year wage agreement with the latest increases, ranging from 8% to 10%, awarded to the workforce in July 2012, under the agreement reached in 2011. A similar increase was awarded last year. South Africa's annual Consumer Price Inflation was 5% in August 2012. In addition, under the auspices of the Entry Level Task Team established by the Chamber of Mines, major gold producers and the recognised unions and associations during the 2011 wage talks, additional improvements to the current pay structure were offered to workers on October 18. A summary of this latest offer, agreed by the members of the Chamber of Mines, the National Union of Mineworkers, Solidarity and the United Association of South Africa, is contained in AngloGold Ashanti's press release dated Friday 28 October.

SPONSOR: UBS South Africa (Pty) Limited

ENDS

Contacts

Tel:		E-mail:
Media		
Alan Fine	+27-11 637- 6383 / +27 (0) 83 250 0757	afine@anglogoldashanti.com
Chris Nthite	+27 (0) 11 637 6388/+27 (0) 83 301 2481	cnthite@anglogoldashanti.com
Stewart Bailey	+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021	sbailey@anglogoldashanti.com
General inquiries	+27 11 637 6031	media@anglogoldashanti.com

Investors

Stewart Bailey	+1 646 338 4337/ +1 212 858-7702 / +27 83 253 2021	sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)	+1 (212) 858 7702 / +1 646 379 2555	sbrockman@anglogoldashanti.com
Mike Bedford (UK & Europe)	+44 779 497 7881 / +44 1225 93 8483	mbedford@anglogoldashanti.com
General inquiries	+27 11 637 6059	investors@anglogoldashanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 06, 2012

AngloGold Ashanti Limited

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: Group General Counsel and Company Secretary